THIS SIMPLE AGREEMENT FOR FUTURE COINS (“SAFT”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THIS SAFT MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THIS SAFT MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

SIMPLE AGREEMENT FOR FUTURE COINS (“SAFT”)
Issued By
GLOVER AND THOMAS RESERVE OIL & GAS INC.
For RESERVE OIL & GAS COINS

Investment Amount	$150 Minimum
Purchase Price Per Coin	$1.00
Bonus Discount Rate	40%
Total Number of Coins to Receive	
Lock in Period*	12 Months

*Discount Rates and Lock in Periods may be found in “Schedule - I” at the end of this agreement

THIS SIMPLE AGREEMENT FOR FUTURE COINS (the “Agreement”) certifies that in exchange for the payment by [ ] (the “Investor” or “Purchaser”) of $[ ] (the **“Investment**”) on or about [ ], Reserve Oil & Gas Coin, Inc. a Texas corporation (the “**Company”**), hereby issues to the Investor the right to receive [ ] units of Reserve Oil & Gas Coins issued by the Company (the “**Coin(s**)”), subject to the terms set forth below.

See **Section 2** for certain additional defined terms.

1. Events

(a) **Coins Generation Event.** On the Initial Coins Generation Date, before the expiration or termination of this Agreement, the Company will automatically issue to the Investor a number of units of the Coins equal to the Investment Amount divided by the Price Per Coin* (1-Discount Bonus Rate) For example, an investment of $10,000 during Phase 1 goes as follows:(10,000/(1*(1-.4))=16,666 Reserve Oil & Gas Coins in accordance with the terms of this Offering; provided that, in connection with and prior to the issuance of Coins by the Company to the Investor pursuant to this Section 1(a) the Discount Bonus Rate during Phase 1 will be 40%. 1,000,000 coins will be set aside for promotional usage in the airdrop. The Reserve Oil & Gas Teams coins will be locked up for a 3 year period.

(I): The Investor will execute and deliver to the Company any and all other transaction documents related to this Agreement; and

(II): The Investor will provide to the Company a network address or other means for which to allocate Purchaser's Coins.

(b) **Dissolution Event.** If there is a Dissolution Event before this instrument expires or terminates, and to the extent funds are available from the proceeds of all Investments, the Company will pay an amount equal to the Investment (the "**Returned Investment**"), due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. For the avoidance of doubt, funds from business operations of the Company other than the offer and sale of this Agreement shall not be available for Returned Investments. Where the amount of funds available for Returned Investments is less than that which would be required to make Returned Investments to all Investors, the Company will make Returned Investments to the Pre-Sale Class of Investors before all other Investors. Any distributed amounts shall be in U.S. Dollars.

(c) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Agreement) upon either (I) the issuance of Coins to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b).

(d) **Vesting/Lock In**. The Coins delivered pursuant to this Agreement are subject to the Use Restriction until such Coins have vested pursuant to the Lock in Period Found in Schedule I below.

2. Definitions

"**Dissolution Event**" means (I) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Initial Coins Generation Date**" means the first date of the Company's first Coins Generation Event. There will be a total max supply of 500,000,000 coins, of which up to 200,000,000 are to be allocated to our SAFT Pre-Sale ICO Investors. Please review our Whitepaper for more information about the Coins Allocation Schedule

"**Network Launch**" means the first date on which the Coins issued during the Initial Coins Generation Event can be used to engage in transactions on the Network as more fully described in the Reserve Oil & Gas Coin Sale Whitepaper.

"**Offering**" means the multi-round offer and sale of the Agreement, pursuant to the schedule set forth in the Reserve Oil & Gas Coin Sale Whitepaper.

"**Price**" means the price per Coins to be delivered by the Company to the Investor at or around the time of the Initial Coins Generation Date.

"**SAFT**" means an instrument containing a future right to receive units of coins, similar in form and content to this agreement, purchased by Investors for funding the Company's business operations.

"Subsequent Agreement" means a SAFT the Company may issue after the issuance of this Agreement but prior to the Network Launch with the principal purpose of raising capital. This definition excludes: (I) Coins issued pursuant to any employee incentive or similar plan of the Company; provided that, an instrument substantially similar to or the same as this Agreement may be used in connection with such plan; (ii) Coins issued or issuable to third party service providers or others in connection with the Network Launch or the provision of goods or services to the Company; (iii) Coins issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic 3 partnerships; and (iv) any convertible securities issued by the Company.

"Coins Generation Event" means the Company's offer and sale of immediately deliverable Coins to persons other than persons who control, are controlled by, or are under common control with the Company.

"Use Restriction" means the general prohibition on the Investor's ability to sell, transfer, spend, exchange or otherwise make use of the Coins on the Network until such Coins are vested as provided in the vesting schedule below.

3. **No "MFN" Amendment Rights**. The Company will offer and sale Agreements in multiple rounds and on different terms. If the company issues a Subsequent Agreement prior to the termination of this Agreement, the Company is under no obligation to provide the Investor with written notice thereof, copies of any documentation relating to such Subsequent Agreement, or any additional information related to such Subsequent Agreement, if reasonably requested by the Investor. For the avoidance of doubt, in the event the Investor determines that the terms of the Subsequent Agreement are preferable to the terms of this Agreement, the Company is under no obligation to amend and restate this Agreement to be identical to the instrument(s) evidencing the Subsequent Agreement.

4. **Company Representations**

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Agreement is within the power of the Company and, other than with respect to the actions to be taken when Coins are to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (I) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Agreement do not and will not: (I) violate any material judgment, statute, rule or regulation applicable to the

Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Agreement, other than: (I) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

(f) The Company incorporates and restates in this Agreement by reference all representations and warranties made by the Company.

5.   Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is: (I) an Accredited Investor or other qualified purchaser as such terms are defined in Rule 501, 504, 505 and 506 of Regulation D under the Securities Act; (ii) an eligible person listed under Rule 701(c) of the Securities Act; or (iii) not a U.S. person within the meaning of Rule 902 of Regulation S under the Securities Act. The Investor has been advised that this Agreement is a security that has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this security instrument for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor can evaluate the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition, and is able to bear the economic risk of such investment for an indefinite period of time. The Investor further represents that it has been provided the opportunity to ask the Company questions, and where applicable, has received answers from the Company, regarding the Offering and this Agreement.

(c) The Investor incorporates and restates in this Agreement by reference all representations and warranties made by the Purchaser. The Investor further represents that it has read the Agreement, understands and agrees to be bound by its terms, and has been provided the opportunity to ask the Company questions, and where applicable, has received answers from the Company, regarding the Agreement

(d) The Investor agrees to be bound by any affirmation, assent or agreement that it transmits to the Company or the Company's affiliates by computer or other electronic device, including internet, telephonic and wireless devices, including, but not limited to, any consent it gives to receive communications from the Company or any of the Company's affiliates solely through electronic transmission. The Investor agrees that when it clicks on an "I Agree," "I Consent," or other similarly worded button or entry field with its mouse, keystroke or other device, the Investor's agreement or consent will be legally binding and enforceable against it and will be the legal equivalent of its handwritten signature on an agreement that is printed on paper. The Investor agrees that the Company and any of the Company's affiliates may send the Investor electronic copies of any and all communications associated with its purchase of Coins.

6.   Payment Instructions.

(a) Payment instructions are included on the last page of this Agreement as "Schedule II – Reserve Oil & Gas Coin, Inc. Wire Instructions".

(b) Reserve Oil & Gas Coin, Inc. currently accepts payment in Ethereum, Bitcoin, Credit/Debit Card, Cash/Check and Wire Transfers.

7. Miscellaneous

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Agreement, to vote or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise. **A dividend of 20% of free cash flow will be paid on an annual basis to all coin holders. The percentage of the dividend paid of Reserve Oil and Gas Coin (ROC) will be a direct correlation to the percentage of Reserve Oil Coin you own.**

(d) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Agreement in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Agreement and the remaining provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Texas, without regard to the conflicts of law provisions of such jurisdiction.

E-SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date first above written.

By checking this box and pressing the "I Agree" button, I agree to comply with and be bound by all terms of the Agreement. I acknowledge and accept that all purchases of Interests in Coins from the Company during the Offering are final, and there are no refunds or cancellations except as may be required by applicable law or regulation.

RESERVE OIL & GAS COIN, INC   PURCHASER

_____   _____

By: Harold Thomas   By:
Title: Vice-President
Email: info@Reserveoilcoin.io   Email_____

Address: Glover & Thomas Reserve Oil & Gas Inc
11811 North Freeway Suite 500,
Houston TX 77060

Schedule I – Lock in Periods and Discount

Rates Lock in Period*	Phase	Bonus Rate
12 Months	Phase 1	40%

* Lock in period begins on the Initial Coins Generation Date

Schedule II – Reserve Oil & Gas Coin Inc.

www.Reserveoilcoin.io Platform for Credit/Debit Cards: Credit/Debit Card investments for the Pre-Sale are accepted on the www.Reserveoilcoin.io website by investing in "The Reserve Oil & Gas Coin Presale ICO" Profile. This website is still in BETA; however, the payment gateway is secured. A direct web link to our profile may be found below at www.reserveoilcoin.io

Cash/Check Cash/checks may be mailed or delivered to the below address, however it is advising to first contact a member of the Reserve Oil & Gas Coin team at info@Reserveoilcoin.io to ensure proper receipt. Glover & Thomas Reserve Oil & Gas Coin Inc, 11811 North Freeway Suite 500, Houston TX 77060